Global Innovation Corp.
901 Hensley Lane
Wylie, Texas 75098

February 5, 2009

FACSIMILE TRANSMITTAL

PLEASE DELIVER THE FOLLOWING PAGES TO:
Name:	Andri Boerman
Division of Corporate Finance

Telephone Number:	(202) 551-3645
FAX Number:	(202) 772-9349

Total Number of Pages, Including Cover Sheet: 5
From:	Brad Peters
CFO, Global Innovation Corp.

Subject:
Response to Comment Letter dated January 23, 2009 on
Form 10-K for the year ended July 31, 2008
File No. 000-30794

Global Innovation Corp
901 Hensley Lane
Wylie, Texas 75098

February 5, 2009

United States	VIA FACSIMILIE
Securities and Exchange Commission	(202) 772-9349
Division of Corporation Finance	AND VIA US MAIL
100 F Street N.E.
Washington, DC 20549	MAIL STOP 3030

Re:	Global Innovation Corp
Form 10-K for the Year Ended July 31, 2008
Filed October 22, 2008
File No. 000-30794

Ms. Crane:

     We are in receipt of your comment letter dated January 23, 2009. Please see the following responses to your comments.

Form 10-K for the Year Ended July 31, 2008

Item 9A Controls and Procedures

Comment 1:

     We note that you concluded "[your] disclosure controls and procedures are effective in ensuring that material information is timely communicated to appropriate management personnel, including the Chief Executive Officer and Chief Financial Officer, to enable such personnel to evaluate information and determine the information required to be included in [your] periodic SEC reports". Revise future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13a-15(e). This comment also applies to your future Form 10-Q filings as well.

Response to Comment 1:

     The Company will revise future Form 10-K and 10-Q filings.

Comment 2:

     In light of the fact that you identified that a significant number of material weaknesses existed in your internal controls, tell us the basis for your officers' conclusions in the first paragraph that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report. Note this comment also applies to the "Controls and Procedures" section of your October 31, 2008 Form 10-Q. Revise future filings as necessary based on our concerns.

Response to Comment 2:

     Regulation S-K, Item 307, Disclosure Controls and Procedures, states that the basis of the officers conclusions regarding the effectiveness our disclosure controls and procedures are defined in § 240.13a-15(e). Paragraph (e) of § 240.13a-15 defines the term disclosure controls and procedures to mean:

Controls or other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act, is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files and submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers.

Our basis of conclusion resides with this definition and our belief that we have completely disclosed timely and accurately all items, including the stated material weaknesses, that require such disclosure in our filings and reports required by the Commission.

Revenue Recognition

Comment 3:

     We note that you recognize revenues when persuasive evidence of a sales arrangement exists, the sales terms are fixed and determinable, title and risk of loss have transferred, and collectibility is reasonably assured, generally when products are shipped to the customer. Please explain to us and expand your disclosure in future filings to describe about the exceptions to your general policy and how you recognize revenue on such exceptions. In your explanation, please cite applicable U.S. GAAP that supports your policy.

Response to Comment 3:

     There are no exceptions to this policy. We will remove the word, generally from future filings and reports on Form 10-K and Form10-Q.

Comment 4:

     In this regard, we also note that you provide customers with limited return rights for defective products. Please tell us and expand your disclosure in future filings to disclose how you account for these return rights.

Response to Comment 4:

     The limited return rights provided to customers only allows a return if the product does not meet and/or it violates the specification referenced to and received with the order. We will authorize the return of the product for repair, replacement or credit. An allowance has been established that estimates future returns and is included on our balance sheet. We will revise future filings to include this expanded disclosure.

Note 4 - Stockholders' Equity

Comment 5:

     We note that you purchased a manufacturing facility in August 2006 and recorded at the historical basis of JFLP and the excess purchase price over the historical basis (net of deferred taxes) was recorded as a deemed dividend. Please explain to us in greater detail about the facts of the purchase and the applicable U.S. GAAP that supports your accounting.

Response to Comment 5:

     The manufacturing facility was previously owned by Jacoby Family Limited Partnership II ("JFLP"), whose general partner is Jacco Investments, Inc., a related party through common ownership by Brad Jacoby. Brad Jacoby had controlling interest in both JFLP (100%) and Global Innovation Corp. (76%) at the time of the building purchase. Because Jacoby had controlling interest in both entities, the transaction was treated as a related party transaction and was recorded at the historical basis of JFLP. The cash consideration paid by the Company, which was based on a fair market value appraisal, exceeded JFLP's historical cost and the excess was treated as a distribution. This accounting treatment is based on the guidance provided in FASB 141 - Accounting for Business Combinations, Appendix D, Transactions between Entities under Common Control; "when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests should initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer (FAS 141, ¶D12)." We also reviewed the accounting treatment discussed in FAS 66, ¶34 and EITF 01-02, Interpretation of APB Opinion No. 29.

Exhibit 31 - Certifications

Comment 6:

     We note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601 (b)(31) of Regulation S-K. Please amend the filing to provide certifications that include the language of paragraph 4(b) of Item 601 (b)(31) of Regulation S-K. Please note that you may provide an abbreviated amendment that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. This comment also applies to your Form 10-Q for the quarterly period October 31, 2008.

Response to Comment 6:

     We will include paragraph 4(b) of Item 601 (b)(31) of Regulation S-K and amend Form 10-K and Form 10-Q for the quarterly period October 31, 2008.

Closing Comments:

As requested, the Company acknowledges that:

    The company is responsible for the adequacy and accuracy of the disclosure in the filing;

    Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

    The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesy and consideration.

Sincerely,

/s/ Brad J Peters

Brad J Peters
Chief Financial Officer